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                            APOGENT TECHNOLOGIES INC.
                    c/o Fisher Scientific International Inc.
                                One Liberty Lane
                          Hampton, New Hampshire 03842

August 20, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:  Apogent Technologies Inc.;
     Registration Statement on Form S-3 (Registration No. 333-112468)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Apogent Technologies Inc. (the "Company") and each of the subsidiaries of the Company (the "Guarantor Subsidiaries") that guaranteed the debt securities which are the subject of the Registration Statement on Form S-3 (Registration No. 333-112468) (the "Registration Statement") filed with the Securities and Exchange Commission on February 4, 2004, hereby withdraw such Registration Statement. The Company and the Guarantor Subsidiaries are withdrawing the Registration Statement because the Company does not intend to register the Floating Rate Senior Convertible Contingent Debt Securities due 2033 (the "CODES") or the shares of common stock of the Company into which the CODES were convertible at the time of the filing of the Registration Statement (the "Conversion Shares") for resale by the holders of such securities as contemplated in the Registration Statement. Pursuant to an offer to exchange the CODES for newly-issued senior convertible contingent debentures of the Company and a concurrent consent solicitation to terminate the Resale Registration Rights Agreement, dated December 17, 2003, relating to the CODES and the Conversion Shares, the Company and the Guarantor Subsidiaries are no longer obligated to register the CODES or the Conversion Shares as of the consummation of the exchange offer and termination of such Registration Rights Agreement on August 3, 2004. No CODES or Conversion Shares have been sold under the Registration Statement.

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     If you have any questions with respect to this letter, please call either
Yasmeena F. Chaudry of the law firm of Skadden, Arps, Slate, Meagher & Flom
LLP at (212) 735-2683 or the undersigned at (603) 334-1700. We request that we be notified of the consent of the Securities and Exchange Commission to the withdrawal of the Registration Statement by a telephone call to the undersigned at (603) 334-1700.

                                            Sincerely,

                                            Apogent Technologies Inc.

                                            By:  /s/ Michael K. Bresson
                                               -----------------------------
                                               Name:  Michael K. Bresson
                                               Title: Executive Vice President -
                                                      Administration, General
                                                      Counsel and Secretary